EXHIBIT (h)(5)

CALVERT VARIABLE SERIES FUND, INC.

CALVERT VARIABLE PRODUCTS, INC.

SHAREHOLDER SERVICING PLAN

SECTION 1. Upon the recommendation of Eaton Vance Distributors, Inc. (the “Distributor”) the distributor of shares of each series of Calvert Variable Series Fund, Inc. and Calvert Variable Products, Inc. (each a “Company”) (the "Shares"), any officer of the Company is authorized to execute and deliver, in the name and on behalf of the Company, written agreements, in substantially the form attached hereto or in any other form duly approved by the Company's Board of Directors ("Servicing Agreements"), with certain organizations which may hold omnibus accounts on behalf of shareholders of various series of the Company (“Service Organizations”). Such Servicing Agreements shall require the Service Organizations to provide certain support services on behalf of the Company as set forth therein to their clients who beneficially own Shares in consideration of a fee, computed daily and paid monthly in the manner set forth in the Servicing Agreements, at an annual rate not to exceed 0.25% of the average daily net asset value of Shares held by the Service Organizations on behalf of their clients. All expenses incurred by the Company in connection with the Servicing Agreements and the implementation of this Shareholder Servicing Plan ("Plan") shall be borne entirely by the holders of Shares.

SECTION 2. So long as this Plan is in effect, the Distributor shall provide periodically to the Company's Board of Directors a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

SECTION 3. This Plan shall become effective upon the approval of the Plan by a majority of the Company's Directors who are not "interested persons" as defined in the Investment Company Act of 1940 (the "Act") of the Company and have no direct or indirect financial interest in the operation of this Plan or in any Servicing Agreements or other agreements related to this Plan (the "Disinterested Directors"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan (and form of Servicing Agreement.)

SECTION 4. This Plan shall continue until terminated pursuant to Section 6 below.

SECTION 5. This Plan may be amended at any time by the Company's Board of Directors, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 3.

SECTION 6. This Plan is terminable at any time by vote of a majority of the Disinterested Directors.

SECTION 7. Each Company has adopted this Plan as of October 14, 2016.

FORM OF SHAREHOLDER SERVICING AGREEMENT

This SHAREHOLDER SERVICE AGREEMENT is being entered into as of the ___ day of _______, 2016 between CALVERT VARIABLE SERIES, INC./CALVERT VARIABLE PRODUCTS, INC. (the "Company"), in respect of the Shares of its Portfolios set forth on Schedule A hereto, and ________________ (the "Service Organization"). In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1. Pursuant to the terms of this Agreement, the Service Organization, itself, or through other financial institutions or other intermediaries, will provide contractholder support services (including personal services and the maintenance of contractholder accounts) to the Company and the holders of the Shares of its Portfolios set forth on Schedule A hereto. These services shall include, but are not limited to, the following functions: (i) aggregating and processing purchase and redemption requests and placing net purchase and redemption orders with the Company’s transfer agent; (ii) providing contractholders with a service that invests the assets of their accounts pursuant to specific or pre-authorized instructions; (iii) processing dividend payments; (iv) providing information periodically to contractholders showing their units and unit values that correspond to the shares of the underlying portfolio; (v) arranging for bank wires; (vi) responding to contractholder inquiries relating to the services performed by it; (vii) providing subaccounting with respect to Shares or the information to the Company necessary for subaccounting; (viii) if required by law, forwarding contractholder communications from the Company (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices); (ix) providing office space, equipment, telephone facilities and various personnel, including clerical, supervisory and computer personnel, as necessary or beneficial to establish and maintain contractholder accounts and records; and (x) providing such other similar services as the Company may reasonably request to the extent the Service Organization is permitted to do so under applicable statutes, rules or regulations.

2. To compensate the Service Organization for the services it provides and the expenses it bears hereunder, the Company will, on behalf of each Portfolio listed on Schedule A, pay the Service Organization a service fee (the "Service Fee") accrued daily and paid promptly after the last day of each calendar month, at the applicable annual rate set forth on Schedule A of the average daily net assets of the Shares of such Portfolios listed on such Schedule A (computed in the manner specified in the Company's registration statement, as the same is in effect from time to time, in connection with the computation of the net asset value of Shares for purposes of purchases and redemptions). The Service Fee paid under this Agreement is intended to qualify as a "service fee" as defined in Section 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. (or any successor provision) as in effect from time to time. The Service Organization may retain such other financial institutions or other intermediaries as it deems necessary to aid it in the provision of the contractholder support services required to be provided hereunder, and in connection with any such retention may compensate such financial institutions or other intermediaries as it deems appropriate. In no event, however, will the Company have any liability for payment of the Service Fee to any person other than the Service Organization.

If this Agreement is terminated as of any date not the last day of a calendar month, then the fee payable to the Service Organization shall be paid promptly after such date of termination.

3. This Agreement shall continue in effect for one year from the date of its execution, and thereafter for successive periods of one year until terminated. This Agreement is terminable, without penalty, at any time by the Company (which termination may be by a vote of a majority of the Directors who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of this Agreement (the "Disinterested Directors") or by the Service Organization upon notice to the Company.

4. Notwithstanding paragraph 3, this Agreement may be terminated at any time, without the payment of any penalty, by the Service Organization, on the one hand, or by the vote of a majority of the Disinterested Directors on the other, on not more than thirty (30) days written notice.

5. Any agreement entered into pursuant to this Agreement shall be in writing and shall be subject to termination as provided in Section 4.

6. This Agreement may be amended at any time (including for the purpose of making modifications to Schedule A hereto) by a written instrument executed by the Service Organization and the Company.

7. This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts and is non-assignable by the parties hereto.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date first written above.

[CALVERT VARIABLE SERIES, INC.

/CALVERT VARIABLE PRODUCTS, INC.]

By:
Name:
Title:

By:
Name:
Title:

Dated

SCHEDULE A

ANNUAL RATE